As filed with the Securities and Exchange Commission
                                 on July 2, 1998

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                  Capital Trust
                                (Name of Issuer)

                  Class A Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                   140920 10 9
                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

729069.1

CUSIP No. 140920 10 9                    SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Veqtor Finance Company, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                             7        SOLE VOTING POWER
                                            19,227,251
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                -0-
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                 19,227,251

                             10       SHARED DISPOSITIVE POWER
                                            -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


729069.1

CUSIP No. 140920 10 9                SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors Limited Partnership)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                        7         SOLE VOTING POWER
                                         -0-
NUMBER OF
SHARES                  8         SHARED VOTING POWER
BENEFICIALLY                             19,227,251
OWNED BY EACH
REPORTING               9         SOLE DISPOSITIVE POWER
PERSON WITH                              -0-

                        10        SHARED DISPOSITIVE POWER
                                         19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9                SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SZ Investments, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                    7         SOLE VOTING POWER
                                       -0-
NUMBER OF
SHARES              8         SHARED VOTING POWER
BENEFICIALLY                           19,227,251
OWNED BY EACH
REPORTING           9         SOLE DISPOSITIVE POWER
PERSON WITH                            -0-

                    10        SHARED DISPOSITIVE POWER
                                       19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


729069.1

CUSIP No. 140920 10 9               SCHEDULE 13D



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zell General Partnership, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                 (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           AF, BK

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           / /

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois

                          7         SOLE VOTING POWER
                                          -0-
NUMBER OF
SHARES                    8         SHARED VOTING POWER
BENEFICIALLY                              19,227,251
OWNED BY
EACH                      9         SOLE DISPOSITIVE POWER
REPORTING                                 -0-
PERSON WITH
                          10        SHARED DISPOSITIVE POWER
                                          19,227,251

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    19,227,251

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    63.05%

14         TYPE OF REPORTING PERSON*
                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


729069.1

CUSIP No. 140920 10 9             SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Samuel Zell Revocable Trust U/T/A
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Illinois

                             7        SOLE VOTING POWER
                                            -0-
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                19,227,251
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                 -0-

                             10       SHARED DISPOSITIVE POWER
                                            19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9            SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Samuel Zell

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                             7        SOLE VOTING POWER
                                             -0-
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                 19,227,251
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                  -0-

                             10       SHARED DISPOSITIVE POWER
                                             19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9               SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          V2 Holdings LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                     (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

                             7        SOLE VOTING POWER
                                            -0-
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                19,227,251
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                 -0-

                             10       SHARED DISPOSITIVE POWER
                                            19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,227,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.05%

14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9              SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John R. Klopp

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                             7        SOLE VOTING POWER
                                             25,000
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                 19,227,251
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                  25,000

                             10       SHARED DISPOSITIVE POWER
                                             19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,252,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.1%

14        TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9               SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Craig M. Hatkoff

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

                             7        SOLE VOTING POWER
                                            43,000
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                                19,227,251
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                                 43,000

                             10       SHARED DISPOSITIVE POWER
                                            19,227,251

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   19,270,251

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   63.2%

14        TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

729069.1

CUSIP No. 140920 10 9               SCHEDULE 13D


This Amendment No. 2 to Schedule 13D ("Amendment No. 2"), which is filed pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, amends and supplements the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by Amendment No. 1, as filed with the SEC on December 22, 1997 (as amended, the "Schedule 13D"), which was filed by (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC"); (ii) Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors Limited Partnership), an Illinois limited partnership and a managing member of VFC ("CTILP"); (iii) SZ Investments, LLC, a Delaware limited liability company and the sole general partner of CTILP, ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI ("Zell GP"); (v) the Samuel Zell Revocable Trust, a trust formed under Illinois law pursuant to a trust agreement, dated December 17, 1990, and the sole stockholder of Zell GP ("Zell Trust"); (vi) Mr. Samuel Zell, a citizen of the United States and the trustee of Zell Trust; (vii) V2 Holdings LLC, a Delaware limited liability company and a member of VFC ("V2H");
(viii) Mr. John R. Klopp, a citizen of the United States and a member of V2H; and (ix) Craig M. Hatkoff, a citizen of the United States and a member of V2H, with respect to the ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust (the "Issuer"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. Item 2. Identity and Background.

Item 2 is amended and supplemented by adding the following:

                  The principal place of business of each of VFC, V2H, and Messrs. Klopp and Hatkoff is 605 Third Avenue, 26th Floor, New York, New York 10016.

Item 5.           Interest in Securities of the Issuer.

Item 5 is amended by amending and restating paragraphs (a) and (b) in their entirety as follows:

                  (a) and (b) The aggregate percentage of shares of Class A Common Shares reported beneficially owned by the Reporting Persons is based upon 18,229,650 Class A Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998. The Reporting Persons beneficially own (i) 6,959,593 Class A Common Shares and (ii) 12,267,658 Class A Preferred Shares, which may be converted into 12,267,658 Class A Common Shares which shares represent approximately 63.05% of the outstanding Class A Common Shares (calculated in accordance with Rule 13d-3). VFC holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of the foregoing Class A Common Shares (and the Class A Common Shares into which the Class A Preferred Shares may be converted (the "Reported Shares"). CTILP, SZI, Zell GP, Zell Trust, Mr. Zell, V2H, Mr. Klopp and Mr. Hatkoff share the indirect power to vote or dispose of the Reported Shares that are beneficially owned directly by VFC. Mr. Hatkoff beneficially owns and has the sole power to vote and dispose of 18,000 Class A Common Shares. Mr. Hatkoff beneficially owns options to purchase 25,000 Class A Common Shares that vest and become exercisable on July 16, 1998, and upon the issuance of the Class A Common Shares underlying such options, Mr. Hatkoff will have the sole power to vote and dispose of the foregoing shares. Mr. Klopp beneficially owns options to purchase 25,000 Class A Common Shares that will vest on July 16, 1998, and upon the issuance of the Class A Common Shares underlying such options, Mr. Klopp will have the sole power to vote and dispose of the foregoing shares.


729069.1

CUSIP No. 140920 10 9                SCHEDULE 13D


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

                  Pursuant to an Amended and Restated Limited Liability Agreement of VFC, dated as of June 17, 1998, among CTILP, V2H and First Chicago Capital Corporation, Wells Fargo & Company and BankAmerica Investment Corporation (collectively, the "Preferred Members"), the limited liability agreement of VFC was amended and restated to provide for, among other things, the conversion of the $50,000,000 of notes issued by VFC into preferred units of VFC and the admission of the Preferred Members as preferred members of VFC in connection with the foregoing conversion. A copy of the Amended and Restated LLC Agreement is attached hereto Exhibit 1, and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

         Exhibit No.                Description
         -----------                -----------

                 2. Amended and Restated Limited Liability Company Agreement of Veqtor Finance Company, L.L.C., dated as of June 17, 1998, among Capital Trust Investors
                           Limited Partnership, V2 Holdings LLC and First Chicago Capital Corporation, Wells Fargo Company and BankAmerica Investment Corporation.

729069.1

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:   July 1, 1998
                                        Capital Investors Limited Partnership

                                        By:  SZ Investments, LLC
                                             its general partner

                                             By: Zell General Partnership, Inc.,
                                                 its managing member

                                                 By:               *
                                                    ----------------------------
                                                      Name:   Samuel Zell
                                                      Title:  President

                                        SZ Investments, LLC

                                             By: Zell General Partnership, Inc.
                                                 its managing member

                                                 By:               *
                                                    ----------------------------
                                                      Name:   Samuel Zell
                                                      Title:  President

                                        Zell General Partnership, Inc.

                                             By:              *
                                                 -------------------------------
                                                 Name:    Samuel Zell
                                                 Title:   President

                                        Samuel Zell Revocable Trust

                                        By:               *
                                            ------------------------------------
                                             Name:    Samuel Zell
                                             Title:   Trustee

                                        Samuel Zell

                                                          *
                                            ------------------------------------
                                                 Samuel Zell

729069.1

                                        V2 Holdings LLC

                                        By:  John R. Klopp
                                             its member

                                             /s/ John R. Klopp
                                             -------------------------------
                                                 John R. Klopp

                                        John R. Klopp


                                             /s/ John R. Klopp
                                             -------------------------------
                                                  John R. Klopp

                                        Craig M. Hatkoff

                                                          *
                                             -------------------------------
                                                 Craig M. Hatkoff



                                        *  By /s/ John R. Klopp
                                              -------------------------------
                                              John R. Klopp
                                              Attorney-in-Fact



729069.1